ZODIAC EXPLORATION INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following is Management’s Discussion and Analysis (“MD&A”) of the performance, financial condition and future prospects of Zodiac Exploration Inc. (“Zodiac” or “the Company”).  This document should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended December 31, 2010, including the notes thereon, as well as with the Company’s audited consolidated financial statements for the nine-month fiscal period ended September 30, 2010 and related MD&A.  With its head office based in Calgary, Alberta, Canada, Zodiac is primarily engaged in the exploration for, and development of, oil and gas interests in California, USA.  Common shares of the Company are listed on the TSX-Venture Exchange under the symbol “ZEX”.

The financial information in this MD&A is derived from the Company’s unaudited interim consolidated financial statements.  All amounts are expressed in Canadian dollars unless otherwise indicated and prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

OUTLOOK

The Company spud its initial evaluation well of the Jaguar prospect on December 25th, 2010.   As of the date of this MD&A the well is currently at 13,020 feet.   The well has been designed with a primary goal of obtaining important geological and engineering data in order to improve our knowledge of the play.  It has also been designed to allow for it to be potentially sidetracked in the future.  The current plan is to extract approximately 300 feet of core, obtain state-of-the-art electric logs and to test up to four individual zones.  The number of tests and the zones tested will be dependent on the data gathered while drilling the well.  The Company will be paying for 100% of the drilling and completion costs of this well which will satisfy the Company’s earning obligations with respect to the Jaguar prospect as described under Capital Expenditures.  The well is designed to be drilled to a depth of 15,000 feet which will allow the Company to evaluate the Monterey, Vaqueros (including the Whepley) and Kreyenhagen formations in this area.  Additional wells planned for 2011 are expected to be approximately 64% working interest wells for Zodiac.

On November 3, 2010 the Company announced that it had entered into an agreement whereon Zodiac would acquire, through farm-in, a 74.5% working interest in approximately 22,000 acres (the "Assets") located in Kings and Kern Counties in California (the "Panther prospect"). On January 31, 2011 Zodiac closed this transaction which included the payment of US$5,614,471 in cash, the issuance of  2,700,018 shares with a deemed value of US$1,871,490 and provision of a work credit in respect of future cash calls made by Zodiac of US$935,745 for a total transaction cost of US$8,421,707.    In addition, Zodiac shall be required to pay approximately 92% of the costs to drill two wells to test the Monterey and Kreyenhagen formations.

The Panther prospect is situated in the actively generating oil window for two proven source rocks, the Eocene Kreyenhagen and Miocene Monterey formations, with gross thicknesses of each formation estimated at over 1,000 feet.  These source rocks have charged five giant oil fields, in the San Joaquin Basin, on the same structural trend as the Panther prospect.  Both source rocks have been documented as over-pressured and have yielded hydrocarbon flows and shows in vertical wells within, and adjacent to, the prospect.   Notably, a well immediately north of the prospect has produced over 400,000 barrels of high-gravity, low-sulfur oil from an un-stimulated vertical wellbore completed in one of the source rock intervals.  In addition to the resource play potential, conventional structural and stratigraphic play types have been identified within the prospect area.

During the quarter, the Board of Directors of the Company approved the acceleration of the release from escrow, of common shares of the Company on which escrow conditions were imposed on the shareholders of Zodiac Exploration Corp. (“Old Zodiac”) in connection with the Reverse Takeover transaction (“RTO”) with Peninsula Resources Ltd. (“Peninsula”).  Each of the applicable dates for the release from escrow as described in the Company's joint information circular dated August 27, 2010 and letter of transmittal forwarded to shareholders in connection with the RTO Transaction was moved ahead by three months such that the final escrow release date will now occur on October 5, 2011, subject to further acceleration by the Board of Directors of the Company. The current schedule of release dates and the respective percentages are as follows:

Restricted Share Release Schedule
Proportion of Shares of Zodiac Exploration Inc. Released	Date Restriction Expires and Release From Depository
50%	Released to date
15%	April 05, 2011
15%	July 05, 2011
20%	October 05, 2011

During the quarter, the Board of Directors of the Company approved the issuance of 1,065,000 options to officers, directors, employees and consultants.

PROFILE, STRATEGY, AND MAJOR DEVELOPMENTS

Zodiac is in the pre-production stages of its oil and gas exploration and development program on its land holdings in California, USA (San Joaquin Valley, California).  The Company holds varying working interests in approximately 85,000 net acres in the San Joaquin Basin in California.  The primary prospect in California is the Jaguar prospect, which is characterized as naturally fractured, low permeability sandstone, siltstone and shale contained in the Vaqueros and Whepley formations.  Management believes that this acreage position contains a major accumulation of light oil and further believes that through the application of established oilfield drilling, completion and production technologies and methodologies that Zodiac will be able to ultimately prove the productivity of these lands.

On August 19, 2010, Old Zodiac entered into an Arrangement Agreement with Peninsula, and a wholly-owned subsidiary of Peninsula, 1543081 Alberta Ltd., to effect a reverse takeover transaction.  Under the Agreement, Zodiac Exploration Corp amalgamated with 1543081 Alberta Ltd (the continuing corporate entity post-amalgamation was named Zodiac Exploration Corp.).   Peninsula was the continuing entity and was renamed Zodiac Exploration Inc.  This transaction was successfully completed on September 28, 2010 and the shares of ZEX began trading on October 6, 2010.

Upon completion of the RTO, Zodiac Exploration Corp. shareholders exchanged their shares in Old Zodiac for shares in Zodiac Exploration Inc. on a 1:1.45 basis.  Pre-existing warrants, performance warrants and stock options of Zodiac Exploration Corp. will remain outstanding until they are exercised, expire, forfeited, or cancelled.  Upon exercise of the warrants, performance warrants, or options they will be exchanged at the 1:1.45 ratio for Zodiac Exploration Inc. shares.  Figures shown in this MD&A are shown on an as-converted basis and are generally referred to as equivalent both in terms of number and price.

At December 31, 2010, the Company has not yet achieved profitable operations, has accumulated a deficit of $5,880,978 (September 30, 2010 - $4,608,622) since inception and expects to incur further losses in the development of its business, which is typical of an oil and gas exploration company in the early stages of development.  As at December 31, 2010, the Company’s cash balance was $53,337,462 (September 30, 2010 - $58,445,410) primarily resulting from financings completed in the prior nine month period ended September 30, 2010.  These available funds are expected to be adequate to fund the Company’s planned 2011 capital expenditures.  The Board of Directors of the Company has approved a Capital budget for fiscal 2011 of $41.8 million, which was announced on October 15, 2010.   The expected breakdown of the budget is as follows: $31.2 million for drilling and completions work; $4.5 million for facilities and pipeline work; $3.4 million for land acquisitions and lease rentals; and $2.8 million for seismic and geology.   The budget did not include amounts subsequently spent to acquire the lands contained in the Panther prospect (described above) on January 31, 2011.

To date, the Company has no oil and gas revenues and is considered to be in the development stage as defined by the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 11.

                                                                                                                                                                                                                                                                                                                                                                                                                        2

SELECTED QUARTERLY FINANCIAL INFORMATION

	For the three months ended
	December 31, 2010 $	September 30, 2010 $	June 30, 2010 $	March 31, 2010 $	December 31, 2009 $	September 30, 2009 $	June 30, 2009 $	March 31, 2009 $
Total assets	80,030,601	80,142,272	32,575,210	27,496,044	17,201,999	17,907,326	17,865,041	16,986,220
Cash flow used in operating activities	(942,004)	(473,668)	(936,581)	(260,952)	(677,900)	(345,359)	(329,284)	(217,421)
Funds from operations (non-GAAP measure)	(741,930)	(646,597)	(808,923)	(384,433)	(557,303)	(303,978)	(389,213)	(309,710)
Per share (basic and diluted)	(0.00)	(0.00)	(0.01)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)
Capital expenditures	4,768,526	2,891,627	1,811,040	617,197	2,112,579	1,131,525	3,357,412	639,425
Interest income	51,561	36,743	5,202	424	1,040	2,926	5,897	11,240
General and administrative expenses	813,961	696,812	795,703	384,857	520,565	310,003	394,895	320,950
Foreign exchange (gain) loss	289,024	161,774	(368,495)	91,682	37,778	(3,099)	215	-
Stock based compensation	211,313	316,995	449,027	35,903	88,686	54,990	39,770	-
Impairment of Investment in KOS Energy Ltd.	-	-	25,000	-	-	-	-	-
Depletion, depreciation and accretion	9,619	11,557	10,981	10,742	5,591	8,702	5,632	2,443
Net loss	(1,272,356)	(1,150,395)	(907,014)	(522,760)	(651,580)	(367,670)	(434,615)	(312,153)
Per share (basic and diluted)	(0.00)	(0.01)	(0.01)	(0.00)	(0.01)	(0.00)	(0.01)	(0.00)

Interest income was generated from interest received on cash held in bank deposits and term deposits obtained throughout the period.  Compared to the three months ended December 31, 2009, interest was higher principally due to higher cash deposits held as a result of the September 2, 2010 private placement financing.

General and administrative expenses (“G&A”) during the three months ended December 31, 2010 were $813,961, compared to $520,565 during the three months ended December 31, 2009.  The increase in G&A during the quarter was attributable to additional hires and public company compliance costs.  The Company capitalized a portion of G&A expense for the three months ended December 31, 2010 consistent with the prior year. G&A expenses are comprised mainly of salaries, consulting services, legal fees, travel expenditures and office expenses.

Foreign exchange loss during the three months ended December 31, 2010 and December 31, 2009 was $289,024 and $37,778, respectively.  The foreign exchange loss is due to the holding of US cash deposits for business activities carried out in the United States.  During the three months ended December 31, 2010, there was a foreign exchange loss as a result of the weakening of the US dollar which impacted existing US cash balances.

Stock-based compensation during the three months ended December 31, 2010 and December 31, 2009 was $211,313 and $88,686, respectively. The increase compared to the three month period ended December 31, 2009 was due to the continued recognition of expense related to performance warrants granted in Q2 2010, the granting of the equivalent of 1,065,000 additional stock options and the continued vesting of existing stock options.  During the fourth quarter of 2009 the Company began capitalizing the portion of stock based compensation expense related to consultants who assist with the Company’s efforts to define and plan exploration and development activities.

CAPITAL EXPENDITURES

The Company’s intention is to fund the acquisition of mineral and surface rights, the initiation of exploration activities including acquisition of seismic data, and the drilling, completion and tie-in of oil and gas wells through equity issues, operating cash flow and eventually borrowing base loans.  A summary of the Company’s Property, Plant and Equipment additions to date are summarized below:

	3 Months ended December 31, 2010 $	9 Months ended September 30, 2010 $
Beginning asset balance	21,120,859	15,721,781
Land acquisitions and lease rentals	1,311,968	1,846,491
Geology and seismic	45,951	1,331,821
Drilling and completions	3,426,223	2,220,785
Asset retirement obligation	97,078	(12,363)
Other fixed assets	4,258 (54,670)	12,344 (49,172)
Depreciation
Total	25,951,667	21,071,687

Since its inception, the Company’s Property, Plant and Equipment additions have been $25,951,667, net of depreciation (September 30, 2010 - $21,071,687).

The capital expenditures during the three months ended December 31, 2010 primarily related to planning, preparation, lease construction and drilling costs of the initial well on the Jaguar prospect, acquisition of additional lands in the Company’s focus area of operations in the San Joaquin basin, lease rental costs to maintain our rights of our land holdings, and continued interpretation of the 3D seismic data which was acquired in the fourth quarter of 2009.

The Company’s initial entry into California occurred on June 8, 2009, when the Company acquired the rights, through farm-in, to drill for petroleum and natural gas on approximately 19,700 gross acres (15,750 net) of principally contiguous land in the San Joaquin Basin in California (“California Transaction”). The targeted formation on these lands is the Vaqueros which is characterized as a resource play – “the Jaguar prospect”. The Company paid US$2.5 million (CDN $2.8 million), issued 2 million Zodiac common shares, committed to pay 100% of a seismic program and drill the initial well on the Jaguar prospect, and agreed to pay 100% of the land lease rentals until the initial well is drilled to earn an 80% interest in these lands.  The California Transaction also has a secondary component - the Hawk prospect, which is characterized as a conventional prospect.  The Company received an option to drill and pay for 100% of the first exploratory well on the Hawk prospect (to be spud by May 31, 2013) to earn an 80% interest in an approximate additional 4,800 gross acres (3,860 net) on the Hawk prospect.  All of the lands are entirely freehold lands and have varying royalty requirements, which average approximately 20%.  These lands are also subject to an overriding royalty interest on production of 2.5% before payout and 4% after payout.

The Company intends to continue its capital program in California in 2011 to advance its early stage projects through exploration activities and eventually to grow production.  The Company has obtained all the required permits for its second well and is currently working on several other permit applications to assist in maintaining continuous operations through 2011 and into 2012.  However, the Company will be critically assessing its capital plans and programs in light of all information gathered in its initial operations.   The Company will also be continuing its work designing and engineering processing and transportation infrastructure with the goal of achieving commercial production in late 2011.

The Company had minimal activities in the Windsor Basin during the quarter and the current understanding is that the operator of the Windsor Basin project is actively seeking a joint venture partner to continue to pursue the potential of that project.  The Company continues to monitor the Operators plans and will assess any work proposals as received and the carrying value of its holdings if further development delays occur.

LIQUIDITY & CAPITAL RESOURCES

As of December 31, 2010 the Company had positive working capital of $51,288,465 (September 30, 2010 - $56,912,416). The Company had $53,337,462 in cash, generated through equity financings in the nine months ended September 31, 2010. Management believes that through existing cash it will have adequate funding to support the Company’s planned capital expenditure programs for fiscal 2011.  Zodiac’s revenue is comprised entirely of interest earned on cash and cash equivalent balances and short-term investments.  Zodiac invests the short-term investments with a major Canadian financial institution.  Zodiac has no outstanding bank debt or other interest-bearing indebtedness as at December 31, 2010.

The Company spud its initial evaluation well, to test the Vaqueros formation, on December 25, 2010.  This well is expected to complete its obligations to earn its interest in the Jaguar prospect as further described above.  In order for the Company to earn its working interest in the Hawk prospect, it will need to spud a well on that prospect by May 31, 2013.   All earning requirements under the Company’s participation in the Windsor Basin in Nova Scotia have been completed and the operator received confirmation from the Nova Scotia government on December 22, 2009 that the term of license had been extended for 10 years.  Future capital expenditures in Nova Scotia are considered discretionary by the Company.

The Company currently holds an operating lease agreement for office space in Calgary, Alberta which commenced on May 1, 2010 and ends on February 29, 2012. The annual basic rent obligation is $38,350, payable in monthly instalments of $3,195. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

The Company currently holds an operating lease agreement for the lease of office space in Bakersfield, California for two years which commenced July 1, 2010 and ends on June 30, 2012. The annual basic rent obligation is $27,490 USD per annum, payable in monthly instalments of $2,291 USD. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

Zodiac assesses its financing requirements and its ability to access equity or debt markets on an ongoing basis.  This assessment considers: the stage and success of the Company’s evaluation activities to date; the continued participation of the Company’s partners in evaluation activities; and financial market conditions.  Currently, Zodiac concludes that it has the financial resources to complete the remainder of its work commitments to earn its working interest in the Jaguar Prospect and fund the remainder of its fiscal 2011 capital program.

Zodiac will continue to maintain financial flexibility and monitor its financing requirements along with its ability to access the equity markets.  It is possible that future economic events and global conditions may result in further volatility in the financial markets which could negatively impact Zodiac’s ability to access equity or debt markets in the future.  Any inability to access equity or debt markets for sufficient capital, at acceptable terms, and within required timeframes, could have a material adverse effect on Zodiac’s financial condition, results of operations and prospects.  Further discussion of these risks may be found in the “Business Risks and Uncertainties” section of this MD&A.

                                                                                                                                                                                                                                                                                                                                                                                                                        5

TRANSACTIONS WITH RELATED PARTIES

Related party transactions during the period ended December 31, 2010 not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

a)

Aggregate management fees of $nil (December 31, 2009 – $164,646) were paid to officers of the Company and recorded in the consolidated statement of loss, comprehensive loss and deficit.  All officers of the Company became employees on May 1, 2010.

b)

Included in accounts payable as at December 31, 2010 was $28,500 (September 30, 2010 - $nil) payable to directors and officers of the Company.

Transactions with related parties are recorded at the exchange amount, being the price agreed to between the parties.

Accounting Standards Change

The Company successfully completed efforts to raise additional equity capital in conjunction with the plan to combine with Peninsula.  Post RTO, U.S. based investors form a substantial minority of the Company’s shareholder base.  Should trading of the Company’s shares shift the balance to majority ownership by US investors, it is anticipated, given the Company’s focus on the properties located in California, that the Company would eventually become a Domestic Issuer from a Securities Exchange Commission perspective.  As a result, the Company would then be obligated to prepare and file U.S. GAAP based financial statements and regulatory filings to comply with U.S. regulations.   If that were to occur, the Company could avail itself of the option to use its U.S. GAAP statements for all financial disclosure requirements both in Canada and the U.S.  Alternatively, should shareholdings shift towards a greater allocation to Canadian and International investors, International Financial Reporting Standards (“IFRS”) would need to be adopted.  In order to eliminate the uncertainty regarding an inevitable accounting conversion, to either IFRS or US GAAP, the Company is now planning to obtain a U.S. listing and convert to U.S. GAAP in the current year.  At this time, the Company has not made a determination of the impact of either IFRS or U.S. GAAP on its financial statements.

APPLICATION OF ACCOUNTING ESTIMATES

Estimates by management represent an integral component of the consolidated financial statements prepared under Canadian GAAP.  The estimates made in the consolidated financial statements reflect management’s judgments based on past experiences, present conditions, and expectations of future events. Where estimates were made, the reported amounts for assets, liabilities, revenues and expenses may differ from the amounts that would otherwise be reflected if the ultimate outcome of all uncertainties and future events were known at the time the consolidated financial statements were prepared.  By their nature, these estimates are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the consolidated financial statements of future periods could be material.

The Company views the following estimates as critical:

Income Tax

Income taxes are accounted for using the liability method of income tax allocation.  Under the liability method, future income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values.  Future income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized.  Future income tax assets and liabilities are determined based on the substantively enacted tax laws and rates that are anticipated to apply in the period of realization.

Oil and Gas Properties

The Company follows the full cost method of accounting whereby all costs related to the acquisition are initially capitalized.  Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling productive and non-productive wells, together with overhead and interest directly related to exploration and development activities, and lease and well equipment.

Costs capitalized are depleted and amortized on a cost centre basis using the unit-of-production method based on estimated proved petroleum and natural gas reserves before royalties as determined by independent engineers.  In determining its depletion base, the Corporation includes estimated future capital costs to be incurred in developing proved reserves and excludes the cost of significant unproved properties until it is determined whether proved reserves are attributable to the unproved properties or impairment has occurred.  Unproved properties are evaluated separately for impairment based on management’s assessment of future drilling and exploration activities.  During the period there has been nil production, and a depletion expense was not recognized.

Costs capitalized are periodically assessed for impairment after considering geological data and other information.  A loss is recognized at the time of impairment by providing an impairment allowance.

As at December 31, 2010, the Company had oil and gas properties with a net book value of $25,888,753 (September 30, 2010 - $21,007,533) included in Property, Plant and Equipment.  During the period ended December 31, 2010, management considered whether events occurred or conditions existed, as at period end, that would indicate that net carrying amounts would not be recoverable from estimated future cash flows.   Management has determined that there was no asset impairment as at December 31, 2010.

Asset Retirement Obligation (“ARO”)

The Company recognizes the fair value of an ARO in the period in which a well or related asset is drilled, constructed or acquired and when a reasonable estimate of the fair value can be made.  The estimated ARO is recorded as a long-term liability, and equals the present value of estimated future cash flows, discounted using a risk-free interest rate adjusted for the Company’s credit standing.  The liability accretes until the date of expected settlement of the retirement obligations or the asset is sold and is recorded as an accretion expense.  Asset retirement costs are capitalized as part of the carrying value of the related assets. The capitalized amount is amortized to earnings on a basis consistent with depreciation and depletion of the underlying assets. Actual restoration expenditures are charged to the accumulated obligation as incurred.  Any settlements are charged to income in the period of settlement.

Revenue Recognition

Revenue from the sale of petroleum and natural gas is recorded on a gross basis when title passes to an external party and is recognized based on volumes delivered to customers at contractual delivery points and when the significant risks and rewards of ownership have been transferred to the buyer and collectability is reasonably assured.

For the quarter ended December 31, 2010, the Company has not recognized revenue from the sale of petroleum and natural gas as production has not yet occurred.

Financial Instruments, Recognition, Measurement, Disclosure and Presentation

Under Section 3855 of the CICA Handbook, all financial instruments are classified into one of the following five categories: held-for-trading; held-to-maturity investments; loans and receivables; available for sale financial assets; or other financial liabilities.  All financial instruments and derivatives are measured on the balance sheet date at fair value upon initial recognition.  Subsequent measurement depends on the initial classification of the instrument.  Held-for-trading financial assets are measured at fair value, with changes in fair value recognized in net earnings (loss).  Available for sale financial instruments are measured at fair value, with changes in fair value recorded in Other Comprehensive Income until the instrument is de-recognized or impaired. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost.

All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sales and purchases exemption.  Changes in the fair value of derivatives that are not exempt are recorded in net earnings (loss).  Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge,” when the hedged item is a future cash flow, or a “fair value hedge,” when the hedged item is a recognized asset or liability.  The unrealized gains and losses of the effective portion related to a cash flow hedge are included in other comprehensive income.  For a fair value hedge, both the derivative and the hedged risk of the hedged item are recorded at fair value in the balance sheet and the unrealized gains and losses from both items are recorded in net earnings (loss).  Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in income.

Upon adoption of these standards, the Company has designated its cash and cash equivalents as held for trading, which are measured at fair value.  Accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

NON-GAAP MEASURES

The “MD&A” contains the term “funds from operations” (see Selected Quarterly Financial Information), which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with Canadian GAAP as an indicator of the Company’s financial performance.  Funds from operations is determined by adding non-cash expenses to the net income or loss for the period, deducting asset retirement expenditures and does not include the change in working capital applicable to operating activities.  Management believes that in addition to cash flow from operating activities, funds from operations is a useful supplemental measure as it provides an indication of the results generated by the Company’s principal business activities before consideration of how such activities are financed.  The Company's determination of funds from operations may not be comparable to that reported by other companies.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligation under a variable interest equity arrangement.

FINANCIAL INSTRUMENTS

a)

Fair values

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities.  The fair values of these financial instruments approximate their carrying value due to their short-term nature.

Effective December 31, 2009, the Company adopted the amendments to CICA Section 3862 “Financial Instruments – Disclosures”. These amendments require the Company to present information about financial instruments measured at fair value in accordance with a three level hierarchy. The hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair values of the financial assets and liabilities. The fair value hierarchy has the following levels:

(i)

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

(iii)

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement.

b)

Credit risk

Credit risk is the risk of loss if a customer or party to a financial instrument fails to meet its commercial obligations. The Company’s maximum credit risk exposure is limited to the carrying value of its accounts receivable and cash and cash equivalents. At December 31, 2010, the Company had accounts receivable of $84,616, which consisted primarily of Goods and Services Tax due from the Federal Government of Canada. The Company’s cash and cash equivalents of $53,337,462 at December 31, 2010 consist of balances held at and invested with a Canadian Chartered Bank and a US Chartered Bank. Management believes that the credit risk with respect to accounts receivables and cash and cash equivalents is not material.

c)

Commodity price risk

The Company’s operations are expected to eventually result in exposure to fluctuations in prices of commodities including oil, natural gas and natural gas liquids.  At this time, the Company does not have any production and therefore there is no need for the Company to engage in commodity price risk management.  However, management continuously monitors commodity prices and will utilize instruments to manage exposure to these risks when it deems necessary.

d)

Interest rate risk

The Company has $nil short or long term interest bearing debt and therefore is only exposed to interest rate risk through its cash holdings.  The Company manages its exposure to interest rate risk by entering into term deposits with fixed interest rates.

e)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and the United States and a growing portion of its expenses is incurred in US dollars.  The Company does not hedge its exposure to fluctuations in the exchange rate.  Changes in exchange rates could have a material effect on the Company’s business including its intended capital plans, its financial condition and results of operations.

Certain of the Company’s financial instruments are exposed to fluctuations in the US dollar, including cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. A hypothetical change of 10% to the foreign exchange rate between the US dollar and the Canadian dollar applied to the average level of US denominated cash and cash equivalents during the three months ended December 31, 2010 would have had approximately a $1,900,000 impact on the Company’s earnings for the period.

OUTSTANDING SHARE DATA

Authorized capital:

Unlimited number of common shares with voting rights.

Unlimited number of preferred shares, issuable in series.

Issued and outstanding:

-

322,072,129 common shares as at February 14, 2010.

Warrants outstanding:

-

45,675,000 with an exercise price of $1.034. Expiry dates are between February 8th and February 10th, 2012.

-

27,037,061 with an exercise price of $0.414.  13,883,243 expire on March 17, 2015, 12,121,662 expire on April 1, 2015 and 1,032,156 expire on April 9, 2015.

-

3,200,000 with an exercise price of $0.125, which expire on April 10, 2011.

BUSINESS RISKS AND UNCERTAINTIES

The Company is subject to various risks and uncertainties, including, but not limited to, those listed below:

Oil and Gas Exploration and Development

The oil and gas industry is extremely competitive in all aspects including the acquisition of oil and gas interests, the marketing of oil and natural gas, and acquiring or gaining access to necessary drilling equipment and supplies.  Zodiac competes with numerous other companies in the search for and acquisition of prospects.

Zodiac is subject to all risks and hazards inherent in the business involved in the exploration for, and the acquisition, development, production and marketing of oil and natural gas.  Many of these inherent risks cannot be compensated for, even with the combination of experience, knowledge and careful planning of an experienced technical team.  The risks and hazards typically associated with oil and gas operations include fire, explosion, blowouts, sour gas releases, pipeline ruptures and oil spills, each of which could result in substantial damage to oil and gas wells, production facilities, other property, the environment or personal injury.

Capital Requirements

To finance future operations, Zodiac may require financing from external sources including, but not limited to, issuance of new shares, issuance of debt or implementation of working interest farm-out agreements.  There can be no assurance that such financing will be offered on acceptable terms or that it will be available at all to the Company.  If additional financing is raised through the issuance of equity or convertible debt securities, control of the Company may change and the interests of shareholders in the net assets of Zodiac may be diluted.  If unable to secure financing on acceptable terms, Zodiac may have to cancel or postpone certain of its planned exploration and development activities which may ultimately lead to Zodiac’s inability to fulfill the minimum work obligations under various agreements and potentially to the forfeiture of existing land holdings.  Availability of capital will also directly impact the Company’s ability to take advantage of acquisition opportunities.

International Operations

Zodiac’s largest land position relates to the oil and gas projects located in Kings County, California, USA, which is currently its primary focus.  Uncertainties include, but are not limited to: a change in the general regulatory environment; a change in environmental protection policies; or a change in taxation policies.  These uncertainties, all of which are beyond the Company’s control, could have a material adverse effect on Zodiac’s business, prospects and results of operations.  In addition, if legal disputes arise related to oil and gas leases acquired by Zodiac, these disputes would likely be subject to the jurisdiction of courts other than those of Canada.  Zodiac will require licenses or permits from various governmental authorities to carry out future exploration, development and production activities.  There can be no assurance that Zodiac will be able to obtain all necessary licenses and permits when required.

Uncertainty of Title

Although Zodiac conducts a thorough title review prior to acquiring additional acreage in its areas of interest, such reviews do not guarantee that an unforeseen defect in the chain of title will not arise that may call into question Zodiac’s interest in its land holdings.  Any uncertainty with respect to one or more of Zodiac’s leasehold interests could have a material adverse effect on the Company’s business, prospects and results of operations.

Operational Uncertainties

In carrying out its planned exploration program, Zodiac is subject to various risks including, but not limited to: the availability of equipment, manpower and supplies; the effects of weather on drilling and production; and operating in an environmentally responsible fashion.

The Company mitigates these business risks by: working with qualified operators and/or operating the majority of properties to control the amount and timing of capital expenditures; restricting operations to areas where locations are accessible, operating and capital costs are reasonable and on-stream times are shorter; drilling wells in areas with multiple high deliverability zone potential; maintaining cost-effective operations; using current technology to maximize production and recoveries and reduce operating costs and environmental impacts; and maintaining memberships in industry organizations

Dependence on Management

The Company strongly depends on the technical and business expertise of its management team and there is little possibility that this dependence will decrease in the near term.  The loss of any member of the management team may have a material adverse impact on the operations of the Company.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”) adopted in December 2008 by each of the securities commissions across Canada, the Chief Executive Officer and Chief Financial Officer of the Company will file a Venture Issuer Basic Certificate with respect to the financial information contained in the unaudited interim financial statements and the audited annual financial statements and accompanying Management’s Discussion and Analysis.

The Venture Issuer Basic Certification does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting; as defined in NI 52-109, as there are inherent limitations on the ability of certifying officers of a venture issuer to design and implement the above-mentioned controls on a cost effective basis.

During the past year the Company completed the initial assessment and documentation of its internal control over financial reporting.  In the current year, management intends to complete a full assessment of the adequacy of those controls and remediate as deemed necessary.

FORWARD-LOOKING STATEMENTS

Certain information contained herein may constitute forward-looking statements under applicable securities laws. Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business.  Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements were made.  Readers are cautioned not to place undue reliance on these statements as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate.  Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates change.

The material assumptions that were applied in making the forward-looking statements in this MD&A include: execution of the Company’s existing plans for each of its projects, which may change due to changes in the views of the Company or if new information arises which makes it prudent to change such plans; and execution of the Company’s plans to seek out additional opportunities in the natural resource sector, which are dependent in part on global economic conditions and upon the prices of commodities and natural resources.

Additional information about Zodiac and its business activities is available on SEDAR at http://www.sedar.com and at http://www.zodiacexploration.ca

DATE

This MD&A is dated February 11, 2011